Exhibit 99.1

BMO Financial Group Reports First Quarter 2025 Results

EARNINGS RELEASE

BMO’s First Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended

January 31, 2025 are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

First Quarter 2025 compared with First Quarter 2024:

•	Net income[1] of $2,138 million, compared with $1,292 million; adjusted net income[1] of $2,289 million, compared with $1,893 million

•	Reported earnings per share (EPS)[2] of $2.83, an increase from $1.73; adjusted EPS[1,2] of $3.04, an increase from $2.56

•	Provision for credit losses (PCL) of $1,011 million, compared with $627 million

•	Return on equity (ROE) of 10.6%, an increase from 7.2%; adjusted ROE[1] of 11.3%, an increase from 10.6%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.6%, compared with 12.8%

Adjusted1 results in the current quarter excluded the following items:

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax).

•	Amortization of acquisition-related intangible assets and any impairments of $79 million ($106 million pre-tax).

•	Acquisition and integration costs of $7 million ($10 million pre-tax).

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment partial reversal of $5 million ($7 million pre-tax).

Toronto, February 25, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the first quarter ended January 31, 2025. Reported net income was $2,138 million and EPS was $2.83, an increase from $1,292 million and $1.73 in the prior year. Adjusted net income was $2,289 million and adjusted EPS was $3.04, an increase from $1,893 million and $2.56 in the prior year.

“We delivered strong first quarter performance with broad-based revenue growth driving positive operating leverage in each of our operating groups. Provisions for credit losses declined from the prior quarter as expected, and we initiated our share buyback program,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With the strength of our deep geographic and business diversification, we are well positioned to compete and grow in this dynamic operating environment. Our balance sheet is strong, and we’re serving our clients with robust capital and liquidity and business strategies aimed at providing trusted advice – just as we have for over 200 years throughout Canada and the United States,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2025 dividend of $1.59 per common share, an increase of $0.08 or 5% from the prior year, and unchanged from the prior quarter. The quarterly dividend of $1.59 per common share is equivalent to an annual dividend of $6.36 per common share. During the quarter, we purchased for cancellation 1.2 million common shares under the normal course issuer bid.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group First Quarter 2025 Earnings Release 1

First Quarter 2025 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $894 million, a decrease of $27 million or 3% from the prior year, and adjusted net income was $897 million, a decrease of $28 million or 3%. Results reflected a 10% increase in revenue, primarily driven by higher net interest income due to balance growth and higher net interest margin, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $580 million, an increase of $20 million or 4% from the prior year, and adjusted net income was $650 million, an increase of $15 million or 2% from the prior year.

On a U.S. dollar basis, reported net income was $407 million, a decrease of $12 million or 3% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $456 million, a decrease of $19 million or 4%. Results reflected a 2% increase in revenue due to higher non-interest revenue, lower expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $369 million, an increase of $129 million or 53% from the prior year, and adjusted net income was $371 million, an increase of $130 million or 53%. Wealth and Asset Management reported net income was $286 million, an increase of $99 million or 52%, reflecting higher revenue due to the impact of stronger global markets and net sales, partially offset by higher expenses. Insurance net income was $83 million, an increase of $30 million or 57% from the prior year, primarily due to favourable market movements in the current quarter.

BMO Capital Markets

Reported net income was $587 million, an increase of $194 million or 49% from the prior year, and adjusted net income was $591 million, an increase of $183 million or 45%. Results reflected strong revenue performance, primarily in Global Markets, partially offset by higher expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $292 million, compared with reported net loss of $822 million in the prior year, and adjusted net loss was $220 million, compared with adjusted net loss of $316 million. The lower reported net loss was primarily due to the impact of the FDIC special assessment and a net accounting loss related to the sale of a portfolio of recreational vehicle loans in the prior year, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current quarter. Adjusted net loss was lower, reflecting higher revenue, higher expenses and a lower provision for credit losses.

Credit Quality

Total provision for credit losses was $1,011 million, compared with a provision of $627 million in the prior year. The provision for credit losses on impaired loans was $859 million, an increase of $386 million, primarily due to higher provisions in Commercial Banking and Canadian unsecured consumer lending. There was a $152 million provision for credit losses on performing loans, compared with a $154 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was largely driven by the impact of the uncertain economic environment, including potential tariffs, on future credit conditions, and portfolio credit migration, partially offset by lower balances in certain portfolios.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2024 Annual Report and Note 4 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2024.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.6% as at January 31, 2025, relatively unchanged from the fourth quarter of fiscal 2024, as internal capital generation was largely offset by higher source currency risk-weighted assets and the impact of the repurchase of common shares for cancellation under BMO’s normal course issuer bid.

2 BMO Financial Group First Quarter 2025 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s First Quarter 2025 Management’s Discussion and Analysis dated February 24, 2025 for the period ended January 31, 2025, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s First Quarter 2025 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter, prior year and prior quarter excluded the following items:

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Amortization of acquisition-related intangible assets and any impairments of $79 million ($106 million pre-tax) in Q1-2025, recorded in non-interest expense in the related operating group. Prior periods included $84 million ($112 million pre-tax) in Q1-2024 and $92 million ($124 million pre-tax) in Q4-2024.

•

Acquisition and integration costs of $7 million ($10 million pre-tax) in Q1-2025, recorded in non-interest expense in the related operating group. Prior periods included $57 million ($76 million pre-tax) in Q1-2024 and $27 million ($35 million pre-tax) in Q4-2024.

•

Impact of a U.S. Federal Deposit Insurance Corporate (FDIC) special assessment partial reversal of $5 million ($7 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $313 million ($417 million pre-tax) expense in Q1-2024, and an $11 million ($14 million pre-tax) partial reversal of non-interest expense in Q4-2024.

•

The impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Prior periods included $11 million ($15 million pre-tax) in Q1-2024, comprising interest expense of $14 million and non-interest expense of $1 million, and Q4-2024 included the reversal of a fiscal 2022 legal provision, including accrued interest of $870 million ($1,183 million pre-tax), comprising a reversal of interest expense of $589 million and a reversal of non-interest expense of $594 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services in Q1-2024.

Adjusting items in aggregate decreased net income by $151 million in the current quarter, compared with a decrease of $601 million in the prior year and an increase of $762 million in the prior quarter.

BMO Financial Group First Quarter 2025 Earnings Release 3

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024

Reported Results

Net interest income	5,398	5,438	4,721
Non-interest revenue	3,868	3,519	2,951
Revenue	9,266	8,957	7,672
Provision for credit losses	(1,011)	(1,523)	(627)
Non-interest expense	(5,427)	(4,427)	(5,389)
Income before income taxes	2,828	3,007	1,656
Provision for income taxes	(690)	(703)	(364)
Net income	2,138	2,304	1,292
Dividends on preferred shares and distributions on other equity instruments	65	152	40
Net income attributable to non-controlling interest in subsidiaries	4	3	2
Net income available to common shareholders	2,069	2,149	1,250
Diluted EPS ($)	2.83	2.94	1.73

Adjusting Items Impacting Revenue (Pre-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	589	(14)
Impact of loan portfolio sale	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	589	(178)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs	(10)	(35)	(76)
Amortization of acquisition-related intangible assets	(106)	(124)	(112)
Legal provision/reversal (including related interest expense and legal fees)	-	594	(1)
FDIC special assessment	7	14	(417)
Impact of alignment of accounting policies	(96)	-	-
Impact of adjusting items on non-interest expense (pre-tax)	(205)	449	(606)
Impact of adjusting items on reported net income (pre-tax)	(205)	1,038	(784)

Adjusting Items Impacting Revenue (After-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	433	(10)
Impact of loan portfolio sale	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	433	(146)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs	(7)	(27)	(57)
Amortization of acquisition-related intangible assets	(79)	(92)	(84)
Legal provision/reversal (including related interest expense and legal fees)	-	437	(1)
FDIC special assessment	5	11	(313)
Impact of alignment of accounting policies	(70)	-	-
Impact of adjusting items on non-interest expense (after-tax)	(151)	329	(455)
Impact of adjusting items on reported net income (after-tax)	(151)	762	(601)
Impact on diluted EPS ($)	(0.21)	1.04	(0.83)

Adjusted Results

Net interest income	5,398	4,849	4,735
Non-interest revenue	3,868	3,519	3,115
Revenue	9,266	8,368	7,850
Provision for credit losses	(1,011)	(1,523)	(627)
Non-interest expense	(5,222)	(4,876)	(4,783)
Income before income taxes	3,033	1,969	2,440
Provision for income taxes	(744)	(427)	(547)
Net income	2,289	1,542	1,893
Net income available to common shareholders	2,220	1,387	1,851
Diluted EPS ($)	3.04	1.90	2.56

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

4 BMO Financial Group First Quarter 2025 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q1-2025

Reported net income (loss)	894	580	1,474	369	587	(292)	2,138	639
Dividends on preferred shares and distributions on other equity instruments	12	15	27	2	10	26	65	3
Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	4	4	-
Net income available to common shareholders	882	565	1,447	367	577	(322)	2,069	636
Acquisition and integration costs (2)	-	-	-	-	-	7	7	5
Amortization of acquisition-related intangible assets	3	70	73	2	4	-	79	52
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	897	650	1,547	371	591	(220)	2,289	717
Adjusted net income available to common shareholders	885	635	1,520	369	581	(250)	2,220	714

Q4-2024

Reported net income (loss)	750	256	1,006	326	251	721	2,304	930
Dividends on preferred shares and distributions on other equity instruments	11	14	25	2	10	115	152	5
Net income attributable to non-controlling interest in subsidiaries	-	1	1	-	-	2	3	-
Net income available to common shareholders	739	241	980	324	241	604	2,149	925
Acquisition and integration costs (2)	12	-	12	-	2	13	27	9
Amortization of acquisition-related intangible assets	3	70	73	2	17	-	92	54
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	(870)	(870)	(643)
Impact of FDIC special assessment	-	-	-	-	-	(11)	(11)	(8)
Adjusted net income (loss) (3)	765	326	1,091	328	270	(147)	1,542	342
Adjusted net income available to common shareholders	754	311	1,065	326	260	(264)	1,387	337

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Dividends on preferred shares and distributions on other equity instruments	10	13	23	2	9	6	40	5
Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	2	2	4
Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	175
Acquisition and integration costs (2)	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231
Adjusted net income (loss) (3)	925	635	1,560	241	408	(316)	1,893	623
Adjusted net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	614

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter 2025 Earnings Release 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our First Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management - Update on General Economic Conditions and Trade Disputes section in our First Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group First Quarter 2025 Earnings Release

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 25, 2025, at 8:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until March 25, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9180754#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2025

The next Annual Meeting of Shareholders will be held on Friday, April 11, 2025.

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BMO Financial Group First Quarter 2025 Earnings Release 7